Exhibit 99.1

The table below specifies the date, amount and weighted average price per share sold by Bill & Melinda Gates Foundation Trust (the “Trust”) during the period November 4, 2011 through November 11, 2011.  The Trust undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares sold at each separate price.  All transactions were effected in the open market on the New York Stock Exchange or through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock Sold	Weighted Average Price per Share	Range of Price per Share
11/4/2011	617,833	$36.5668	$36.40 - $37.01
11/7/2011	250,000	$36.0241	$35.85 - $36.62
11/8/2011	782,423	$35.7266	$35.25 - $36.155
11/8/2011	50,597	$36.3048	$36.25 - $36.33
11/9/2011	499,500	$34.1354	$33.77 - $34.74
11/9/2011	500	$34.7860	$34.77 - $34.82
11/10/2011	410,393	$33.5373	$33.38 - $34.37
11/10/2011	4,505	$34.5205	$34.39 - $34.66
11/11/2011	580,735	$34.0979	$33.55 - 34.40